SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AMREP Corporation
(Name of Issuer)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

032159 10 5
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
125 Park Avenue, Suite 1607
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 032159105	Page 2 of 15 Pages
1	NAMES OF REPORTING PERSONS
Robert E. Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,683.63

	8	SHARED VOTING POWER
500,249

	9	SOLE DISPOSITIVE POWER
16,683.63

	10	SHARED DISPOSITIVE POWER
500,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
516,932.63

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 032159105	Page 3 of 15 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
500,249

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
500,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

Schedule 13D
CUSIP No. 032159105	Page 4 of 15 Pages
1	NAMES OF REPORTING PERSONS
Robotti Securities, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,040

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,040

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, BD

Schedule 13D
CUSIP No. 032159105	Page 5 of 15 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
497,209

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
497,209

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
497,209

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

Schedule 13D
CUSIP No. 032159105	Page 6 of 15 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
284,753

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
284,753

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
284,753

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 032159105	Page 7 of 15 Pages
1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
155,550

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
155,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
155,550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 032159105	Page 8 of 15 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
129,203

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
129,203

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129,203

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No. 032159105	Page 9 of 15 Pages
This Statement on Schedule 13D Amendment No. 6 (this "Amendment No. 6") is filed on behalf of the Reporting Persons (as defined below) with the Securities and Exchange Commission (the "Commission").  This Statement amends and restates the Statement on Schedule 13D relating to shares of Common Stock, par value $0.10 Per Share (the "Common Stock"), of AMREP Corporation (the "Issuer"), filed on October 26, 2007 with the Commission as amended by Amendment No. 1 thereto, filed with the Commission on September 23, 2010, as amended by Amendment No. 2 thereto, filed with the Commission on February 15, 2012, as amended by Amendment No. 3 thereto, filed with the Commission on November 20, 2015, as amended by Amendment No. 4 thereto, filed with the Commission on May 7, 2019, and as amended by Amendment No. 5 thereto, filed with the Commission on September 10, 2020 (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti Securities, LLC ("Robotti Securities"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Ravenswood Management Company, L.L.C. ("RMC"), the Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti Securities, Robotti Advisors, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Securities and Robotti Advisors.  Robotti Securities, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment adviser registered under the Investment Advisers Act of 1940, as amended.

Mr. Robotti is the Managing Director of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC and RI are also advisory clients of Robotti Advisors.

The address of each of the Reporting Persons is 125 Park Avenue, Suite 1607, New York, NY 10017.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti Securities and Robotti Advisors is included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 032159105	Page 10 of 15 Pages
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,040 shares of the Common Stock held by Robotti Securities is $35,381.88 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Securities were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 212,456 shares of the Common Stock held by Robotti Advisors, other than shares held by RIC and RI which are detailed immediately below, is $2,490,727.32 (including brokerage fees and expenses).  All of such shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its advisory clients.

The aggregate purchase price of the 155,550 shares of the Common Stock held by RIC is $1,004,402.93 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 129,203 shares of the Common Stock held by RI is $1,450,994.43 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

The information regarding Mr. Robotti’s deferred stock units in Item 5 of this Statement is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b). As of August 29, 2022, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows.  This Amendment No. 6 is being filed to reflect a change in the percentages previously reported as a result of the change in the number of shares of Common Stock outstanding reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended April 30, 2022, filed with the Commission on July 21, 2022 ("2022 10-K")

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)	516,932.63	16,683.63**	500,249	9.84%
ROBT (1)(2)(3)(4)(5)	500,249	0	500,249	9.52%
Robotti Securities (1)(2)	3,040	0	3,040	***
Robotti Advisors (1)(3)(4)(5)	497,209	0	497,209	9.46%
RMC (1)(4)(5)	284,753	0	284,753	5.42%
RIC (1)(4)	155,550	0	155,550	2.96%
RI (1)(5)	129,203	0	129,203	2.46%

* Based on 5,254,909 shares of Common Stock, par value $0.10 per share, outstanding as of July 18, 2022 as disclosed in the Issuer's 2022 10-K.

SCHEDULE 13D
CUSIP No. 032159105	Page 11 of 15 Pages
**This number represents 16,683.63 deferred stock units granted to Mr. Robotti in connection with his service as a director of the Issuer. These deferred stock units vested immediately upon grant. Each deferred stock unit represents the right to receive one share of the Issuer's common stock, which will be distributed within 30 days after the first day of the month to follow the grantee's termination of service as a director of the Issuer.  Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, Mr. Robotti is deemed to beneficially own the underlying shares of the Issuer’s common stock.

*** Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Each of Mr. Robotti and ROBT share with Robotti Securities the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 3,040 shares of Common Stock owned by the discretionary customers of Robotti Securities.

(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 497,209 shares of Common Stock owned by the advisory clients of Robotti Advisors.

(4) Each of Mr. Robotti, ROBT, Robotti Advisors and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 155,550 shares of Common Stock owned by RIC.

(5) Each of Mr. Robotti, ROBT, Robotti Advisors and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 129,203 shares of Common Stock owned by RI.

(c) Since May 22, 2022, sixty days prior to the event requiring filing of this Statement, there were no purchases or sales in the Issuer's Common Stock by the Reporting Persons.

(d) Robotti Securities’ discretionary customers and Robotti Advisors’ advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No discretionary customer or advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby amended to add the following:

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of August 29, 2022 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 7.	Material to be Filed As Exhibits

Item 7 of the Amended Statement is hereby amended to add the following:

This filing includes the following exhibit:

2.          Joint Filing Agreement dated as of August 29, 2022 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti Securities, LLC, Robotti & Company Advisors, LLC, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

SCHEDULE 13D
CUSIP No. 032159105	Page 12 of 15 Pages
SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 29, 2022

Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti
Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

Robotti Securities, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Director

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Director
Its General Partner

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Director

SCHEDULE 13D
CUSIP No. 032159105	Page 13 of 15 Pages
Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti Securities, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York, 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
125 Park Avenue, Suite 1607, New York, New York 10017
Business Address:

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 032159105	Page 14 of 15 Pages
Exhibit Index

The following documents are filed herewith and previously filed:

	Exhibit	Page

(1)
Joint Filing Agreement dated October 26, 2007 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti Securities, LLC (f/k/a Robotti & Company, LLC), Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.
		Previously Filed

(2)	Joint Filing Agreement dated as of August 29, 2022 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti Securities, LLC, Robotti & Company Advisors, LLC, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	15

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 032159105	Page 15 of 15 Pages
Exhibit 2

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Common Stock, Par Value $0.10 per share, of AMREP Corporation with the Securities and Exchange Commission pursuant to Rule 13d-1(k).  The undersigned parties hereby acknowledge that each shall be responsible for the timely filing of any such amendments, and for the completeness and accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:	August 29, 2022

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Securities, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Director

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Director
Its General Partner

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Director